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SECURITITES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 11-K

(Mark One)

     [x]          Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]

For the fiscal year ended December 31, 2005

OR

     [  ]          Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ___  to ___

Commission File Number      1-13578

              A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

              B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

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Report of Independent Registered Public Accounting Firm

The Administrative Committee
Downey Savings and Loan Association, F.A.
          Employees’ Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 12, 2006

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2005	2004

Assets
Investments, at fair value:
Money market funds	$9,162,293	$8,764,919
Mutual funds	47,460,329	40,401,634
Downey Financial Corp. common stock	9,813,349	8,352,153
Participant loans	1,930,703	1,715,201

Total investments, at fair value	68,366,674	59,233,907
Receivables – investment income	2,109	894
Cash	13,953	35,226

Total assets	68,382,736	59,270,027

Liabilities
Excess contributions payable	244,495	188,855
Due to broker for securities purchased	55,087	138,220

Total liabilities	299,582	327,075

Net assets available for benefits	$68,083,154	$58,942,952

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,

	2005	2004

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$1,322,658	$3,979,298
Interest and dividends	3,362,004	1,523,814

	4,684,662	5,503,112
Less investment expense	(15,561)	(12,996)

Total investment income, net	4,669,101	5,490,116
Contributions:
Employer	2,087,200	1,814,358
Participant	7,460,431	6,410,400

Total contributions	9,547,631	8,224,758

Total additions	14,216,732	13,714,874
Deductions from net assets attributed to
Benefits paid to participants	5,006,538	4,302,347
Administrative expense	69,992	50,380

Total deductions	5,076,530	4,352,727

Net increase	9,140,202	9,362,147
Net assets available for benefits
Beginning of year	58,942,952	49,580,805

End of year	$68,083,154	$58,942,952

See accompanying notes to financial statements.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(1)          Description of the Plan

          (a)          General

The Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan (the Plan) was established as a profit-sharing plan on January 1, 1978 and was originally called the Employees’ Profit-Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997 and July 1, 2002 and continues to qualify as a qualified cash or deferred arrangement under the Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates, and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          (b)          Administration of the Plan

The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement that requires the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee, or its designees.

          (c)          Contributions

All employees of Downey are eligible to participate in the Plan after completing three full months of service, provided they are at least 18 years of age. Prior to October 2004, employees of Downey were eligible to participate in the Plan after completing one year of service provided they were at least 18 years of age. Participants may contribute up to 60% of their annual compensation, not to exceed the IRS limit in a calendar year. In addition, participants who reach age 50 or older by December 31 of the Plan year may contribute an additional amount of their annual compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act. Downey makes a matching contribution equal to 50% of the participant’s pretax contributions to the Plan that do not exceed 6% of the participant’s annual compensation after completing one full year of service. Participants may rollover into the Plan amounts representing distributions from other qualified plans.

          (d)          Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Downey’s matching contributions, and the Plan’s earnings and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

          (e)          Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey’s matching contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, participants hired prior to July 1, 2002 become 100% vested if the sum of the participant’s age and years of service equals at least 60.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2005 and 2004

          (f)          Forfeited Accounts

At years ended December 31, 2005 and 2004, forfeited accounts totaled $11,493 and $375, respectively. These accounts are first used to pay Plan expenses and then to reduce future employer contributions. For Plan years 2005 and 2004, forfeitures of $47,241 and $32,159, respectively, were used to pay Plan expenses, and $70,476 and $37,456, respectively, were used to reduce employer contributions.

          (g)          Participant Loans

Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant’s current vested fund balance, or 2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest is paid ratably through payroll deductions.

          (h)          Payments of Benefits

Upon termination of service, a participant may elect to remain in the Plan, or to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

          (i)          Administrative Expense

All administrative costs of the Plan, excluding fees for participant loans, are paid by Downey for active participants. Beginning December 1, 2005, participants no longer employed by Downey will be charged an annual maintenance fee, payable quarterly as a reduction from the participant’s account balance.

(2)          Significant Accounting Policies

          (a)          Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)          Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a specific identification and trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are included in the statements of net assets available for benefits at their outstanding balance, which approximates fair value of the loans.

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2005 and 2004

          (c)          Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          (d)          Payment of Benefits

Benefits are recorded when paid.

          (e)          Reclassifications

Certain reclassifications of 2004 amounts were made to conform to the current year presentation, including a reclassification of cash from investments totaling $35,226 and a reclassification to increase investments and amounts due to a broker for securities purchased totaling $138,220.

(3)          Investments

In accordance with the terms of the Plan’s investment policies, guidelines, and objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions among options as they deem appropriate.

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31,

Investment	2005	2004

Equity securities:
Downey Financial Corp. Stock Fund	$9,813,349	$8,352,153
Mutual funds:
Fidelity Retirement Money Market Fund	9,162,293	8,764,919
PIMCO Low Duration Institutional Fund (a)	3,176,585	3,062,720
Fidelity Growth & Income Fund	10,174,172	10,070,720
Fidelity Low-Priced Stock Fund	9,257,372	8,354,855
Fidelity Puritan Fund	5,361,893	5,000,965
Fidelity Spartan U.S. Equity Index Fund	4,152,655	3,869,951
All other mutual funds less than 5%	15,337,652	10,042,423
Participant loans	1,930,703	1,715,201

Total investments, at fair value	$68,366,674	$59,233,907

(a) Less than 5% as of December 31, 2005, presented for comparison purposes only.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,322,658 and $3,979,298, respectively, as follows:

	Years Ended December 31,

	2005	2004

Mutual funds	$(434,393)	$2,869,909
Downey Financial Corp. Stock Fund	1,757,051	1,109,389

Net appreciation in fair value of investments	$1,322,658	$3,979,298

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements – (Continued)
December 31, 2005 and 2004

(4)          Plan Termination

Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)          Tax Status

The Internal Revenue Service has determined and informed Downey by a letter dated August 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)          Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

(7)          Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Downey. The Plan’s investment in the common stock of the Plan Sponsor was 14.4% and 14.1% of Plan assets as of December 31, 2005 and 2004, respectively.

(8)          Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and total contributions per the financial statements to Form 5500 for the Plan year separately identified:

	Year Ended December 31,

	2005	2004

Net assets available for benefits per the financial statements	$68,083,154	$58,942,952
Add excess contributions	244,495	188,855

Net assets per Form 5500	$68,327,649	$59,131,807

Total contributions per financial statements	$9,547,631	$8,224,758
Add excess contributions	244,495	188,855
Less prior year excess contributions	(188,855)	(80,237)

Total contributions per Form 5500	$9,603,271	$8,333,376

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DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005

		Description of investment
		including maturity date, rate
Identity of issue, borrower,		of interest, collateral, par, or
lessor, or similar party		maturity value	Current value

*	Downey Financial Corp. Stock Fund	143,491 shares common stock	$9,813,349
*	Fidelity Retirement Money Market Fund	Money market fund	9,162,293
	PIMCO Low Duration Institutional Fund	317,976 shares mutual fund	3,176,585
	Templeton Foreign Fund	201,262 shares mutual fund	2,551,999
	Rainier Small/Mid Cap Stock	62,194 shares mutual fund	2,061,741
	OAKMARK Fund I	18,971 shares mutual fund	775,515
	PIMCO Total Return Adm. Fund	10,823 shares mutual fund	113,641
*	Fidelity Growth & Income Fund	295,761 shares mutual fund	10,174,172
*	Fidelity Low-Priced Stock Fund	226,674 shares mutual fund	9,257,372
*	Fidelity Puritan Fund	286,273 shares mutual fund	5,361,893
*	Fidelity Spartan U.S. Equity Index Fund	94,037 shares mutual fund	4,152,655
*	Fidelity Value Fund	27,995 shares mutual fund	2,124,264
*	Fidelity Freedom Income Fund	170,665 shares mutual fund	1,940,457
*	Fidelity Blue Chip Growth Fund	13,388 shares mutual fund	577,828
*	Fidelity International Discovery Fund	13,100 shares mutual fund	414,737
*	Fidelity Small Cap Stock Fund	14,311 shares mutual fund	261,900
*	Fidelity Freedom 2000 Fund	9,258 shares mutual fund	113,036
*	Fidelity Freedom 2005 Fund	4,252 shares mutual fund	47,278
*	Fidelity Freedom 2010 Fund	66,531 shares mutual fund	934,762
*	Fidelity Freedom 2015 Fund	17,656 shares mutual fund	203,927
*	Fidelity Freedom 2020 Fund	82,816 shares mutual fund	1,218,229
*	Fidelity Freedom 2025 Fund	36,794 shares mutual fund	440,060
*	Fidelity Freedom 2030 Fund	53,374 shares mutual fund	801,685
*	Fidelity Freedom 2035 Fund	13,425 shares mutual fund	164,187
*	Fidelity Freedom 2040 Fund	67,090 shares mutual fund	592,406
*	Participants loans	Participant loans (interest rates
		from 6.00% to 11.50%)	1,930,703

	Total investments, at fair value		$68,366,674

* Denotes a party-in-interest.

See accompanying report of Independent Registered Public Accounting Firm.

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REQUIRED INFORMATION

I.          Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.          Exhibits:

99.1C Consent of Independent Registered Public Accounting Firm

32.1 Certification of Director of Human Resources pursuant to Section 906 of Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A. EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Date: June 22, 2006	By /s/ Brian E. Côté Brian E. Côté Member, Administrative Committee

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NAVIGATION   LINKS

  FORM 11-K Cover Page
  Employees’ Retirement and Savings Plan Report
  Required Information
  Signatures